ICICI Bank Limited
                                                           ICICI Towers
[Logo] ICICI Bank                                          Bandra Kurla Complex
                                                           Mumbai 400 051
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News Release                                               September 27, 2001


ICICI Bank Limited (NYSE Code:IBN)

             Bank of Madura and ICICI Bank merger proceeds smoothly

Integration of erstwhile Bank of Madura with ICICI Bank is proceeding as planned. The Bank has been successful in creating a uniform work culture across the amalgamated organisation. The Bank has recently aligned the Compensation Structure of officers and made it performance linked. A similar structure has also been worked out for the clerical cadre. The employees will now have annual rise in salary and also bonus linked to their performance.

The Bank has initiated a promotion process based on performance and potential. The "win-win" situation created by these and other HR initiatives have resulted in high level of morale among all sections of the employees from the erstwhile Bank of Madura.



For investors' queries, contact :

Shri Bhashyam Seshan
Phone:  (91)-22-653 8420 or 653 7560
e-mail: bhashyams@icicibank.com


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Except for the historical information contained herein, statements in this News
Release which contain words or phrases such as 'will', 'would', and similar expressions or variations of such expressions may constitute 'forward-looking statements'. These forward-looking statements involve a number of risks, uncertainties and other factors that could cause actual results to differ materially from those suggested by the forward-looking statements. These risks and uncertainties include, but are not limited to our and ICICI's Group's ability to obtain statutory and regulatory approvals and to successfully implement our merger strategy, as well as other risks detailed in the reports filed by us with the United States Securities and Exchange Commission. The Bank undertakes no obligation to update forward-looking statements to reflect events or circumstances after the date thereof.

September 27, 2001